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                           FRISCO BAY INDUSTRIES LTD.
                              160 GRAVELINE STREET
                               ST. LAURENT, QUEBEC
                                     H4T 1R7

                   NOTICE OF AN ANNUAL MEETING OF SHAREHOLDERS
                           TO BE HELD ON JULY 25, 2003

     NOTICE IS HEREBY GIVEN THAT an Annual Meeting of Shareholders of Frisco Bay Industries Ltd. (the "Corporation") will be held at the offices of the Corporation, 160 Graveline Street, St. Laurent, Quebec, H4T 1R7, on July 25, 2003 at 9:00 A.M. (local time), for the following purposes:

a) receiving and considering the consolidated financial statements of the Corporation for the financial year ended January 31, 2003 and the auditors' report thereon;

b)   electing two directors for a three-year term;

c) appointing the auditors for the ensuing year and authorizing the directors to fix their remuneration; and

d) transacting such other business as may properly be brought before the meeting or any adjournment thereof.

     Shareholders of record at the close of business on June 17, 2003 will be entitled to notice of the meeting. The stock transfer books of the Corporation will remain open. All shareholders are cordially invited to attend the meeting.

     A copy of the Management Proxy Circular and a Form of Proxy for the meeting accompanies this notice.

     By order of the Board of Directors,

     /s/ Robert Gagnon

     Robert Gagnon
     Assistant Secretary

     St. Laurent, Quebec, June 23, 2003

If you cannot attend the meeting in person, please sign, date and return the enclosed Form of Proxy in the envelope provided for that purpose to the transfer agent of the Corporation, American Stock Transfer & Trust Company, or the Assistant Secretary of the Corporation not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting or any adjournment thereof.